UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                       For the month of: November 1, 2006
                        Commission File Number: 000-30827

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                 (Translation of registrant's name into English)

                               34 Ha-Barzel Street
                             TEL-AVIV 69710, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

Indicate by check mark, whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     Attached hereto and incorporated by reference herein is the registrant's press release announcing its third quarter 2006 earnings results, issued on November 1, 2006.

       THE INFORMATION IN THIS FORM 6-K OF CLICKSOFTWARE TECHNOLOGIES LTD.
 (THE "COMPANY") IS INCORPORATED BY REFERENCE INTO THE FORM S-8 OF THE COMPANY,
     REGISTRATION NUMBER 333-115003, FILED WITH THE SECURITIES AND EXCHANGE
                         COMMISSION ON APRIL 29, 2004.

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 CLICKSOFTWARE TECHNOLOGIES LTD.
                                                 (Registrant)


                                                 By: /s/ Shmuel Arvatz
                                                 ---------------------
                                                 Shmuel Arvatz
                                                 Executive Vice President and
                                                 Chief Financial Officer

Date: November 1, 2006

CONTACTS:
Shmuel Arvatz                               Howard Kalt
Chief Financial Officer                     Kalt Rosen & Co.
+972-3-765-9467                             (415) 397-2686
Shmuel.Arvatz@clicksoftware.com             info@KRC-IR.com

                    CLICKSOFTWARE REPORTS RECORD 3RD QUARTER
                              REVENUES, NET INCOME
                    INCREASES OUTLOOK FOR FULL-YEAR REVENUES

--------------------------------------------------------------------------------

BURLINGTON, MA, NOVEMBER 1, 2006 - ClickSoftware Technologies, Ltd., (NasdaqCM:
CKSW), the leading provider of workforce and service optimization solutions, today announced results for the third quarter ended September 30, 2006.

For the third quarter ended September 30, 2006, total revenues reached a record $8.7 million, with record net income of $797,000, or $0.03 per share. This compares with revenues of $6.1 million and a net loss of $307,000, or a loss of $0.01 per share, for the same period last year, and revenues of $8.0 million and net income of $443,000, or $0.02 per share, for the second quarter of 2006. Excluding the effects of share-based compensation expenses related to the adoption of SFAS-123R, net income was $954,000, or $0.03 per share.

Software license revenues for the third quarter of 2006 were $3.2 million, while service and maintenance revenues were $5.5 million. This compares to software license revenues of $1.8 million and service and maintenance revenues of $4.3 million for the same period last year, and $3.3 million and $4.7 million, respectively, in the second quarter of 2006.

Gross profit in the third quarter of 2006 was $5.1 million, or 59% of revenues, compared to $3.5 million, or 58% of revenues, in the same period last year, and $5.0 million, or 62% of revenues, in the second quarter of 2006.

As of September 30, 2006, the Company had cash, cash equivalents and short and long-term investments of $16.4 million, up $1.6 million from $14.8 million at June 30, 2006. Net cash provided from operating activities was $1.5 million during the third quarter of 2006.

"For three consecutive quarters in 2006 we have reported significant increases in revenues over respective prior year quarters and we expect the same for the fourth quarter. At the same time, deferred revenues and backlog--which give insight into revenues to be recognized in future quarters-continue to be solid. As a result, we are pleased with our progress this year and look forward to continued growth ahead," said Dr. Moshe BenBassat, Chairman and Chief Executive Officer.

OUTLOOK

For the fourth quarter the Company currently projects revenues of approximately $9 million. This would bring total 2006 revenues to approximately $32 million, representing annual growth of about 33% over 2005. The Company initially projected 2006 revenue growth at 15% at the beginning of the year, and revised that projection upward to 25% following its report of second quarter results.

INVESTORS CONFERENCE CALL

ClickSoftware will host a conference call today at 9:30 a.m. ET to discuss its financial results and other matters discussed in this press release, as well as answer questions from the investment community. To participate, please call
(888) 321-3075 and ask for the ClickSoftware conference call. International participants, please call (973) 582-2855. The call will be available live on the internet (in listen mode only) at http://www.clicksoftware.com. A replay of this call will be available on the ClickSoftware website, or by calling (877) 519-4471 (international callers can dial (973) 341-3080), ID Code: 8007630.

ABOUT CLICKSOFTWARE

ClickSoftware is the leading provider of workforce and service optimization solutions that maximize workforce productivity and customer satisfaction while minimizing operations costs. ClickSoftware's ServiceOptimization Suite provides an integrated, intelligent solution for automatic, efficient, and effective decisions over the entire service decision-making chain. It includes reliable customer demand and workload forecasting, strategic and tactical capacity planning, optimized shift planning, daily service scheduling, troubleshooting and repair support, wireless workforce management, location based services and business analytics, connecting all organizational levels and functions.

The Company has offices in Burlington, MA; Tel-Aviv, Israel; Europe; and Asia Pacific. For more information about ClickSoftware, call (781) 272-5903 or (888) 438-3308 or visit http://www.clicksoftware.com

This press release contains express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, those regarding future results of operations, visibility into future periods, continued growth and rate of growth, and expectations regarding future closing of contracts and receipt of orders, recognition of revenues and deferred revenues. Such "forward-looking statements" involve known and unknown risks, uncertainties and other factors, which may cause actual results or performance to be materially different from those projected. Achievement of these results by ClickSoftware and its subsidiaries may be affected by many factors, including among others, the following: risks and uncertainties regarding the general economic outlook; the length of or change in the Company's sales cycle; the Company's ability to close sales to potential customers in a timely manner; the Company's ability to maintain or increase relationships with strategic partners; timing of revenue recognition; and the Company's ability to maintain or increase its sales pipeline. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in ClickSoftware's annual report on Form 20F for the year ended December 31, 2005 and subsequent filings with the Securities and Exchange Commission. The Company is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

Note: Financial Schedules Attached

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                           CONSOLIDATED BALANCE SHEETS
                        (IN THOUSANDS, EXCEPT SHARE DATA)

                                                              SEPTEMBER 30     DECEMBER 31
                                                                --------        --------
                                                                  2006            2005
                                                                --------        --------
                 ASSETS

CURRENT ASSETS
    CASH AND CASH EQUIVALENTS                                   $ 13,656        $ 10,467
    SHORT-TERM INVESTMENTS                                         2,497           3,111
    TRADE RECEIVABLES, NET                                         4,631           4,118
    OTHER RECEIVABLES AND PREPAID EXPENSES                         1,574           1,083
                                                                --------        --------
                    TOTAL CURRENT ASSETS                          22,358          18,779
                                                                --------        --------

FIXED ASSETS
    COST                                                           1,372           3,451
    LESS - ACCUMULATED DEPRECIATION                                  926           2,450
                                                                --------        --------
                    TOTAL FIXED ASSETS                               446           1,001
                                                                --------        --------

    LONG-TERM INVESTMENTS                                            255             264
    SEVERANCE PAY DEPOSITS                                           948             960
                                                                --------        --------

                 TOTAL ASSETS                                   $ 24,007        $ 21,004
                                                                ========        ========

                 LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
    ACCOUNTS PAYABLE AND ACCRUED EXPENSES                       $  5,146        $  4,924
    DEFERRED REVENUES                                              5,763           5,031
                                                                --------        --------
                    TOTAL CURRENT LIABILITIES                     10,909           9,955
                                                                --------        --------
LONG TERM LIABILITIES
    ACCRUED SEVERANCE PAY                                          1,941           1,786
                                                                --------        --------
                    TOTAL LONG-TERM LIABILITIES                    1,941           1,786
                                                                --------        --------

                    TOTAL LIABILITIES                             12,850          11,741
                                                                --------        --------

SHAREHOLDERS' EQUITY
    ORDINARY SHARES OF NIS 0.02 PAR VALUE                            113             111
    ADDITIONAL PAID-IN CAPITAL                                    71,913          71,220
    DEFERRED STOCK COMPENSATION                                      (96)           (216)
    ACCUMULATED DEFICIT                                          (60,730)        (61,809)
    TREASURY STOCK, AT COST:  39,000 SHARES                          (43)            (43)
                                                                --------        --------
                    TOTAL SHAREHOLDERS' EQUITY                    11,157           9,263
                                                                --------        --------

                 TOTAL LIABILITY AND SHAREHOLDERS' EQUITY       $ 24,007        $ 21,004
                                                                ========        ========

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                          THREE MONTHS ENDED
                                                       SEPTEMBER 30, 2006                     SEPTEMBER 30, 2005
                                                 -------------------------------        --------------------------------
                                                      $             % OF REVENUES             $             % OF REVENUES
                                                 ------------       ------------        ------------        ------------
REVENUES:
       SOFTWARE LICENSE                          $      3,224                 37%       $      1,848                  30%
       SERVICES                                         5,456                 63%              4,257                  70%
                                                 ------------       ------------        ------------        ------------
             TOTAL REVENUES                             8,680                100%              6,105                 100%
                                                 ------------       ------------        ------------        ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                   668                  8%                388                   6%
       SERVICES                                         2,870                 33%              2,173                  36%
                                                 ------------       ------------        ------------        ------------
             TOTAL COST OF REVENUES                     3,538                 41%              2,561                  42%
                                                 ------------       ------------        ------------        ------------

GROSS PROFIT                                            5,142                 59%              3,544                  58%
                                                 ------------       ------------        ------------        ------------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET              1,037                 12%                820                  14%
       SELLING AND MARKETING EXPENSES                   2,472                 28%              2,286                  37%
       GENERAL AND ADMINISTRATIVE EXPENSES                959                 11%                812                  13%
                                                 ------------       ------------        ------------        ------------

             TOTAL OPERATING EXPENSES                   4,468                 51%              3,918                  64%
                                                 ------------       ------------        ------------        ------------
INCOME (LOSS) FROM OPERATIONS                             674                  8%               (374)                 (6)%
INTEREST AND OTHER INCOME, NET                            123                  1%                 67                   1%
                                                 ------------       ------------        ------------        ------------
NET INCOME (LOSS)                                $        797                  9%       $       (307)                 (5)%
                                                 ------------       ------------        ------------        ------------

NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC                                            $       0.03                           $      (0.01)
                                                 ------------                           ------------
DILUTED                                          $       0.03                           $      (0.01)
                                                 ------------                           ------------
SHARES USED IN COMPUTING BASIC NET
INCOME (LOSS) PER SHARE                            27,774,196                             27,545,943
                                                 ------------                           ------------
SHARES USED IN COMPUTING DILUTED NET
INCOME (LOSS) PER SHARE                            27,774,196                             27,545,943
                                                 ------------                           ------------

                         CLICKSOFTWARE TECHNOLOGIES LTD.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                           NINE MONTHS ENDED
                                                       SEPTEMBER 30, 2006                      SEPTEMBER 30, 2005
                                                 -------------------------------        --------------------------------
                                                       $            % OF REVENUES            $              % OF REVENUES
                                                 ------------       ------------        ------------        ------------
REVENUES:
       SOFTWARE LICENSE                          $      8,703                 38%       $      6,552                  36%
       SERVICES                                        14,406                 62%             11,656                  64%
                                                 ------------       ------------        ------------        ------------
             TOTAL REVENUES                            23,109                100%             18,208                 100%
                                                 ------------       ------------        ------------        ------------
COST OF REVENUES:
       SOFTWARE LICENSE                                 1,523                  6%              1,095                   6%
       SERVICES                                         7,600                 33%              6,051                  33%
                                                 ------------       ------------        ------------        ------------
             TOTAL COST OF REVENUES                     9,123                 39%              7,146                  39%
                                                 ------------       ------------        ------------        ------------

GROSS PROFIT                                           13,986                 61%             11,062                  61%
                                                 ------------       ------------        ------------        ------------
OPERATING EXPENSES:
       RESEARCH AND DEVELOPMENT COSTS, NET              2,965                 13%              2,305                  13%
       SELLING AND MARKETING EXPENSES                   7,471                 32%              7,640                  42%
       GENERAL AND ADMINISTRATIVE EXPENSES              2,797                 12%              2,393                  13%
                                                 ------------       ------------        ------------        ------------

             TOTAL OPERATING EXPENSES                  13,233                 57%             12,338                  68%
                                                 ------------       ------------        ------------        ------------
INCOME (LOSS)  FROM OPERATIONS                            753                  4%             (1,276)                 (7)%
INTEREST AND OTHER INCOME, NET                            326                  1%                 23                   0%
                                                 ------------       ------------        ------------        ------------
NET INCOME (LOSS)                                $      1,079                  5%       $     (1,253)                 (7)%
                                                 ------------       ------------        ------------        ------------

NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC                                            $       0.04                           $      (0.05)
                                                 ------------                           ------------
DILUTED                                          $       0.04                           $      (0.05)
                                                 ------------                           ------------
SHARES USED IN COMPUTING BASIC NET
INCOME (LOSS) PER SHARE                            27,708,283                             27,482,857
                                                 ------------                           ------------
SHARES USED IN COMPUTING DILUTED NET
INCOME (LOSS) PER SHARE                            27,708,283                             27,482,857
                                                 ------------                           ------------

USE OF NON- GAAP FINANCIAL RESULTS

In addition to disclosing financial results calculated in accordance with U.S. generally accepted accounting principles (GAAP), the Company's earnings release contains non-GAAP financial measures that exclude the effects of share-based compensation and the requirements of SFAS No. 123R, "Share-based Payment" ("123R"). The non-GAAP financial measures used by management and disclosed by the Company exclude the income statement effects of all forms of share-based compensation .The non-GAAP financial measures disclosed by the Company should not be considered a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.

                         CLICKSOFTWARE TECHNOLOGIES LTD.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               THREE MONTHS ENDED
                                                   SEPTEMBER 30, 2006     SEPTEMBER 30, 2005
                                                     --------------       ------------------
                                                                % OF                     % OF
                                                       $      REVENUES       $         REVENUES
                                                     ----       ---       -------        ---
GAAP NET INCOME (LOSS):                              $ 797         9%      $  (307)        (5)%
ADJUSTMENT OF SHARE-BASED COMPENSATION WITHIN:
       COST OF SERVICES                                 22                     ---
       RESEARCH AND DEVELOPMENT COSTS, NET              18                     ---
       SELLING AND MARKETING EXPENSES                   30                     ---
       GENERAL AND ADMINISTRATIVE EXPENSES              87                       5
                                                     -----       ---       -------        ---
NET INCOME (LOSS) EXCLUDING SHARE-BASED
COMPENSATION                                         $ 954        11%      $  (302)        (5)%
                                                     -----       ---       -------        ---

GAAP NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC                                                $0.03                 $ (0.01)
                                                     -----                 -------
DILUTED                                              $0.03                 $ (0.01)
                                                     -----                 -------

NET INCOME (LOSS) PER ORDINARY SHARE EXCLUDING
SHARE-BASED COMPENSATION:
BASIC                                                $0.03                 $ (0.01)
                                                     -----                 -------
DILUTED                                              $0.03                 $ (0.01)
                                                     -----                 -------

                         CLICKSOFTWARE TECHNOLOGIES LTD.
            SUPPLEMENTAL RECONCILIATIONS OF GAAP TO NON-GAAP RESULTS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                NINE MONTHS ENDED
                                                    SEPTEMBER 30, 2006      SEPTEMBER 30, 2005
                                                     ----------------       --------------------
                                                                  % OF                       % OF
                                                        $       REVENUES        $         REVENUES
                                                     ------       ---       ---------        ---
GAAP NET INCOME (LOSS):                              $1,079         5%      $  (1,253)        (7)%
ADJUSTMENT OF SHARE-BASED COMPENSATION WITHIN:
       COST OF SERVICES                                  46                       ---
       RESEARCH AND DEVELOPMENT COSTS, NET               43                       ---
       SELLING AND MARKETING EXPENSES                    52                       ---
       GENERAL AND ADMINISTRATIVE EXPENSES              227                        14
                                                     ------       ---       ---------        ---
NET INCOME (LOSS) EXCLUDING SHARE-BASED
COMPENSATION                                         $1,447         6%      $  (1,239)        (8)%
                                                     ------       ---       ---------        ---

GAAP NET INCOME (LOSS) PER ORDINARY SHARE:
BASIC                                                $ 0.04                 $   (0.05)
                                                     ------                 ---------
DILUTED                                              $ 0.04                 $   (0.05)
                                                     ------                 ---------

NET INCOME (LOSS) PER ORDINARY SHARE EXCLUDING
SHARE-BASED COMPENSATION:
BASIC                                                $ 0.05                 $   (0.05)
                                                     ------                 ---------
DILUTED                                              $ 0.05                 $   (0.05)
                                                     ------                 ---------